UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 10)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009, Amendment No. 3 thereto filed on January 15, 2009, Amendment No. 4 thereto filed on January 21, 2009, Amendment No. 5 thereto filed on February 2, 2009, Amendment No. 6 thereto filed on February 4, 2009, Amendment No. 7 thereto filed on February 5, 2009, Amendment No. 8 thereto filed on February 23, 2009 and Amendment No. 9 thereto file on March 2, 2009 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable by Parent in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 10 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

Parent Announces Further Extension of Subsequent Offering Period

On March 16, 2009, Parent issued a press release announcing that it has further extended the subsequent offering period such that the subsequent offering period will now expire at 5:00 p.m., New York City time, on Wednesday, March 18, 2009. According to the press release, Parent and Purchaser do not intend to further extend the subsequent offering period, and expect to close the Merger following the expiration of the subsequent offering period. American Stock Transfer & Trust Company has advised Parent that, as of 5:00 p.m., New York City time, on March 13, 2009, approximately 71,008,964 shares were validly tendered in the tender offer, representing approximately 89.3% of the Company’s issued and outstanding shares. The full text of the press release is attached as Exhibit (a)(5)(X) to the Schedule TO and is incorporated herein by reference.

All Shares properly tendered during the extended subsequent offering period will be accepted and stockholders who tender their Shares pursuant to the Offer during the extended subsequent offering period will receive the same Offer Price paid to tendering stockholders who tendered their Shares pursuant to the Offer during the initial offering period. The procedures for tendering shares during this extension of the subsequent offering period shall be the same as during the subsequent offering period with one addition: during the extended subsequent offering period shares may now be delivered by the same guaranteed delivery procedure that was applicable during the initial offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offer period may not be withdrawn.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(19)	Press Release issued by Parent, dated as of March 16, 2009 (incorporated by reference to Exhibit (a)(5)(X) to the Schedule TO filed on March 16, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Glenn L. Cooper, M.D.
Name: Glenn L. Cooper, M.D. Title: Chief Executive Officer and Chairman

Dated: March 16, 2009